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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	OMB Number: 3235-0058 Expires: April 30, 2025 Estimated average burden hours per response . . . . . . 2.50
SEC FILE NUMBER 001-37357
CUSIP NUMBER 45782D100

(Check one):	☐	Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D
	☐	Form N-CEN	☐ Form N-CSR

For Period Ended: September 30, 2023

	☐	Transition Report on Form 10-K
	☐	Transition Report on Form 20-F
	☐	Transition Report on Form 11-K
	☐	Transition Report on Form 10-Q

For the Transition Period Ended: ________________________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: ______________________________

PART I — REGISTRANT INFORMATION

Innovation Pharmaceuticals Inc.
Full Name of Registrant

N/A
Former Name if Applicable

301 Edgewater Place - Suite 100
Address of Principal Executive Office (Street and Number)

Wakefield, Massachusetts 01880
City, State and Zip Code

SEC 1344 (04-09) Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Innovation Pharmaceuticals Inc. (the “Registrant”) was unable, without unreasonable effort or expense, to file its Quarterly Report on Form 10-Q (the “Quarterly Report”) for the period ended September 30, 2023 by the November 14, 2023 filing due date applicable to non-accelerated filers due to a delay experienced by the Registrant in preparing its financial statements and related disclosure to account for recent changes in the business, and to a lesser extent as a result of the recent change in the Registrant’s independent public accounting firm. The Registrant anticipates that it will file the Quarterly Report no later than the fifth calendar day following the prescribed filing due date.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Leo Ehrlich	(978)	921-4125
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

			☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☒ Yes ☐ No

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Registrant anticipates reporting net loss for the three months ended September 30, 2023 of $0.9 million, as compared to $1.4 million for the three months ended September 30, 2022, largely as a result of decreased research and development expenses (approximately $0.3 million for the three months ended September 30, 2023 compared to $0.9 million for the three months ended September 30, 2022) and general and administrative expenses (approximately $0.1 million for the three months ended September 30, 2023 compared to $0.3 million for the three months ended September 30, 2022), partially offset by an increase in professional fees (approximately $0.3 million for the three months ended September 30, 2023 compared to $0.1 million for the three months ended September 30, 2022).

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Innovation Pharmaceuticals Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 15, 2023	By	/s/ Leo Ehrlich
Leo Ehrlich
Chief Executive Officer and Chief Financial Officer

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